March 16, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX 972-380-4795

Mr. Daniel M. Cofall
Chief Financial Officer
Harrell Hospitality Group, Inc.
P.O. Box 260328
Plano, TX 75026

> **RE   Harrell Hospitality Group, Inc.**
> **Form 10-K for the year ended September 30, 2006**
> **Filed January 12, 2007**
> **File No. 000-02661**

Dear Mr. Barham:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

           Sincerely,

           Robert F. Telewicz
           Senior Staff Accountant